

ALEXCO ANNOUNCES FULL 2021 RESULTS AND 2022 OUTLOOK

(All amounts in CDN$ unless otherwise indicated)

March 21, 2022 - Alexco Resource Corp. (NYSE American: AXU) (TSX: AXU) ("Alexco" or the "Company") today reports financial results for quarter and year ended December 31, 2021 (**"Q4 2021"** and **"FY 2021"**, respectively). The Company also provides an update on the scale-up of mining operations at Keno Hill and discusses anticipated mining and exploration activities in 2022.

- **Ramp-up of mining and milling operations continued throughout Q4 2021 and into 2022 in anticipation of reaching sustainable design capacity (400 tonnes per operating day ("tpd"))**:

  - Initial ore production from Bermingham was achieved in August and continued throughout Q4 2021 with long-hole production from the 1150 level continuing into Q1 2022. At Flame & Moth, the primary ramp reached the first two ore access levels with initial ore production commencing in the first quarter of 2022 ("**Q1 2022**"). Additionally, in March 2022 the vent and secondary escape raise at Flame & Moth broke through to surface, a key deliverable for establishing the final ventilation infrastructure necessary for increased ore production.

  - Current mining operations in the first half of 2022 are focused on extracting the remaining ore from the initial longhole stope(s) at Bermingham, while also reaching the high grade 1120 level at Bermingham early in the second quarter of 2022 ("**Q2 2022**") as well as extracting ore from both the 815 and 835 levels at Flame & Moth where several ore faces are now available.

  - Metallurgical performance in Q4 2021 continued to meet design expectations, despite a reduction in available ore to process. Several mill operating campaigns have demonstrated mill throughput capacity at and above a 400 tpd run rate.

  - As a result of operational delays in Q4 2021, which continued into the first two months of 2022, the overall ramp-up plan is running approximately three to four months behind schedule with design capacity expected to be reached in the third quarter of 2022.

- **Updated Bermingham Resource Estimate**

  - On January 18, 2022, the Company reported an updated and expanded mineral resource estimate for the Company's Bermingham deposit, increasing the indicated mineral resource estimate from 33.0 million ounces to 47.2 million ounces of contained silver at an average grade of 939 grams per tonne ("**g/t**") silver ("**Ag**"). In addition, the inferred mineral resource estimate increased from 11.7 million ounces to 19.9 million ounces at and average grade of 735 g/t Ag.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   **1** | P a g e
Canada



"Our recent progress on ramp-up of production has certainly not been up to our expectations," said Clynton Nauman, Chairman and CEO of Alexco, "but considering the environment we have been operating in, and the challenges our team has overcome to get us to this point, I am excited for what the next few months will look like. The early part of 2022 was a very challenging time for us at site, primarily due to a significant reduction in our available workforce from COVID isolation requirements following routine testing and equipment availability issues resulting in a considerable reduction in productivity. I believe much of that is behind us now, and we are close to finally achieving what we have been working towards for the past 18 months. We are in the ore at both of our new mines, our capital improvements at the mill and across the district have been completed, and our silver production is just now starting to ramp up. In 2022 we will also be undertaking a 15,000 meter surface drilling program focused on identifying and testing new prospective areas adjacent to the Bermingham deposit, especially areas projected to contain structural characteristics and architecture similar our discovery at Bermingham. As I have said numerous times before, we still have work ahead of us at Keno Hill, but I am optimistic now that we can see the finish line and that we will reach our objective of reaching cash flow self sufficiency, and operating a safe, sustainable, and profitable operation in the second half of this year."

Key Financial Metrics

(expressed in thousands of Canadian dollars, except per share and share amounts)	Q4 2021	Q4 2020	FY 2021	FY 2020
Revenues – Mining operations	2,814	-	19,007	-
Revenues – Reclamation management	453	633	2,495	2,866
Operating Loss	(10,646)	(11,605)	(19,421)	(22,333)
Adjusted Loss Before Taxes[1]	(10,771)	(11,676)	(15,301)	(22,359)
Cash and cash equivalents	9,933	23,742	9,933	23,742
Net Working Capital[1]	1,389	15,353	1,389	15,353
Adjusted Net Loss from Continuing Operations[1]	(6,976)	(9,547)	(12,605)	(16,842)
Net Loss from Continuing Operations[2]	(9,069)	(15,817)	(3,146)	(38,570)
Shareholders				
Basic and diluted net loss from Continuing Operations per common share[2]	(0.06)	(0.12)	(0.02)	(0.30)
Adjusted basic net loss from Continuing Operations per common share[1]	(0.05)	(0.07)	(0.09)	(0.13)
Adjusted diluted net loss from Continuing Operations per common share[1]	(0.04)	(0.07)	(0.08)	(0.13)
Total assets[3]	210,362	171,667	210,362	171,667
Total non-current liabilities	7,437	10,949	7,437	10,949

1. See "Non-GAAP Measures" in the MD&A for the year ended December 31, 2021.
2. Net loss from Continuing Operations for Q4 2021 includes a non-cash fair value loss related to the embedded derivative asset totaling $2,093,000 (2020 – $6,270,000). Net loss from Continuing Operations for FY 2021 includes a non-cash fair value gain related to the embedded derivative asset totaling $9,459,000 (2020 - loss of $21,728,000).
3. Total assets increased primarily due to expenditures on mineral properties, plant and equipment.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   2 | P a g e
Canada



Key Performance Metrics	Q4 2021	Q3 2021	Q2 2021	Q1 2021	FY 2021
Ore tonnes mined	4,996	11,101	6,464	4,427	26,988
Ore tonnes milled	7,091	7,275	10,896	3,850	29,112
Mill throughput (tonnes per operating day)[1]	253	162	176	107	170
Ore tonnes stockpiled	1,366	3,809	635	5,067	1,366
Underground development meters	195	288	228	172	883
Head grade					
Silver (g/t)	547	778	703	985	720
Lead	3.1%	11.3%	9.3%	11.9%	8.5%
Zinc	2.7%	6.5%	3.1%	3.3%	3.9%
Recoveries					
Silver	96%	95%	93%	83%	92%
Lead in lead concentrate	90%	93%	83%	85%	87%
Zinc in zinc concentrate	62%	65%	85%	31%	67%
Concentrate production and grades					
Lead concentrate produced (tonnes)	351	1,039	1,174	539	3,103
Silver grade (g/t)	10,179	5,089	5,729	5,664	5,996
Lead grade	57%	74%	70%	72%	70%
Zinc concentrate produced (tonnes)	240	588	635	105	1,568
Silver grade (g/t)	568	203	715	775	464
Zinc grade	50%	52%	53%	37%	48%
Contained metal in concentrate produced					
Silver (ounces)	119,177	173,757	227,683	100,984	621,601
Lead (pounds)	436,877	1,683,571	1,799,959	854,346	4,774,753
Zinc (pounds)	262,897	671,606	637,780	86,494	1,658,777
Sales volumes by payable metal[2]					
Silver (ounces)	118,924	167,184	207,876	88,523	582,507
Lead (pounds)	453,709	1,650,654	1,725,757	719,178	4,549,298
Zinc (pounds)	275,848	539,458	439,850	60,247	1,315,403
Recognized metal prices[3]					
Silver (per ounce)	US$23.29	US$25.46	US$27.14	US$26.48	US$25.17
Lead (per pound)	US$1.05	US$1.09	US$0.99	US$0.92	US$1.00
Zinc (per pound)	US$1.62	US$1.36	US$1.34	US$1.24	US$1.37
Exploration					
Meters drilled (m)	1,393	7,209	8,403	507	17,512
Exploration expenditures incurred – direct and indirect ($)	1,612,000	3,811,000	4,696,000	1,233,000	11,352,000

1. *Mill throughput (tonnes per operating day) is based on the number of days that the mill was operational during the period. The mill was operational for 28 days, 45 days, 62 days and 36 days during Q4, 2021, Q3 2021, Q2 2021 and Q1 2021, respectively.*

2. *Sales volumes by payable metal represents the volumes of each payable metal sold to the Offtaker, and prior to the 25% of silver that is delivered to Wheaton under the Wheaton SPA. Silver is the only metal deliverable to Wheaton under the Wheaton SPA.*

3. *Recognized metal prices represent average metal prices for concentrate sales revenue recognized over the period, weighted by dollar of concentrate sales revenue recognized.*

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   **3** | P a g e
Canada



2022 Outlook

Activities at Keno Hill in early 2022 were meaningfully impacted by the occurrence of numerous COVID-19 cases on site following routine testing, which necessitated mandatory self-isolation periods for affected employees and contractors. In addition, supply chain interruptions had a negative impact on maintenance activities at site, which reduced the availability of key underground equipment. Taken together, these challenges reduced development rates, ore extraction, and ultimately silver production in the early parts of 2022, with Bermingham and Flame & Moth producing a combined 4,454 tonnes through February 2022. Alexco now estimates that Q1 2022 silver production will be approximately 75,000 to 100,000 ounces with the vast majority of that production occurring in March 2022. With the mill now demonstrating that it is more than capable of operating at, and even above, its design capacity of 400 tpd, the delivery of ore from underground is the key driver for increasing production levels. To that end, longhole ore extraction is continuing at the Bermingham 1150 level, and in March 2022 the Corporation reached the ore at both the 815 and 835 levels at Flame & Moth. With multiple ore faces in two mines operating it is anticipated that ore deliveries in the second quarter of 2022 will improve significantly, which should result in a significant increase to Q2 2022 silver production levels. While risks to our outlook remain elevated, the Corporation estimates that Q2 2022 silver production will range between 450,000 and 550,000 ounces; before targeting an increase to effective "run-rate" levels in the second half of the year. Management intends to provide 2022 silver production guidance on May 12, 2022 when it announces its results for the quarter ended March 31, 2022.

Conference Call for FY 2021 Results

Alexco management will discuss the results during an audio webcast conference call on Monday, March 21, 2022 at 11:00 am Eastern Time (8:00 am Pacific Time).

To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-800-319-4610
Dial from outside Canada or the US:	1-604-638-5340
Confirmation Code#:	Ask to join the Alexco conference call
Live audio webcast:	https://services.choruscall.ca/links/alexco20220315.html

Participants should connect five to ten minutes before the call. The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com shortly after the call.

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, while that regarding mine development and operations has been reviewed and approved by Sebastien D. Tolgyesi, P.Eng., P.Geo., Keno Hill Operations Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 – *Standards of Disclosure for Mineral Projects.*

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   **4** | P a g e
Canada



About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to commercial production and commenced concentrate production and shipments in the first quarter of 2021. Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Rajni Bala, Investor Relations and Communications Lead
Phone: (778) 945-6577
Email: info@alexcoresource.com

Website: www.alexcoresource.com

Forward-Looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   5 | P a g e
Canada